Mail Stop 3561

February 25, 2009

J. Leonard Ivins
Chief Executive Officer
Interactive Therapeutics, Inc.
5075 Westheimer Road, Suite 975
Houston, TX 77056

>   **Re: Interactive Therapeutics, Inc.**
>   **Form 10-KSB for Fiscal Year Ended March 31, 2008**
>   **Filed July 15, 2008**
>   **File No. 001-32668**

Dear Mr. Ivins:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revisions are unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exchange Act Filings

1.   We note that you are not current with your quarterly Exchange Act filings as your last filing was your March 31, 2008 Form 10-KSB, filed on July 15, 2008. Please tell us when you plan to file your delinquent quarterly reports on Forms 10-Q for the fiscal quarters during the year ending March 31, 2009.

Form 10-KSB for Fiscal Year Ended March 31, 2008

Report of Independent Registered Public Accounting Firm, page 10

2.   The auditor's report must include the cumulative period from February 15, 2005 (inception) to March 31, 2008. If your current auditor, KCCW Accountancy Corp., did not audit the financial statements for any periods prior to April 1, 2006 and will rely upon the work of other auditors with respect to the audit of the cumulative period, your current auditor should clarify that fact in its report and the other auditor's report(s) should be reissued and filed in the 10-KSB. Please revise your audit report as necessary.

3.   The report provided by KCCW Accountancy Corp. fails to indicate the city and state where the report was issued. Please revise the report to comply with Rule 2-02 of Regulation S-X.

Item 8A. Controls and Procedures, page 18

4.   We note that your management does not include its conclusions on the effectiveness of the Company's disclosure controls and procedures, as of the end of the period covered by your March 31, 2008 Form 10-KSB. Please amend your Form 10-KSB to disclose the conclusions regarding the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) of the Exchange Act), based on the evaluation of these controls and procedures required by paragraph (b) of Rule 13a-15 or Rule 15d-15 of the Exchange Act. Refer to Item 307 of Regulation S-B. In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures *as of the end of the fiscal year* covered by the report and revise your disclosure as appropriate.

Internal Control Over Financial Reporting – Management's Annual Report

5.   It does not appear that your management has completed its assessment of internal control over financial reporting as of March 31, 2008 pursuant to Item 308T of Regulation S-B. Since you filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

         If your management has not yet completed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

In completing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

Please also note that the failure to complete management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Changes in Internal Control Over Financial Reporting

6.   Pursuant to Item 308T(b) of Regulation S-B, please provide the disclosure regarding any change in the Company's internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or Rule 15d-15 of the Exchange Act that occurred during the Company's last fiscal quarter (the fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management Certifications – Exhibit 31

7.   We note that your Principal Executive Officer and Principal Financial Officer certifications were filed under Item 601(b)(31) of Regulation S-B. Please revise these certifications as set forth in Item 601(b)(31) of Regulation S-B. In this regard, please remove the word "annual" in paragraphs 2 and 3. Also include the

J. Leonard Ivins
Interactive Therapeutics, Inc.
February 25, 2009
Page 4

> exact language as specified in the introductory paragraph 4, paragraphs 4(a)-4(d), the introductory paragraph 5, paragraphs 5(a)-5(b), and move paragraph 6 to paragraph 4(d).

* * * * *

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

        You may contact John Archfield at (202) 551-3315 or Dave Walz at (202) 551-3358 if you have questions regarding comments on the filing and related matters. Please contact me at (202) 551-3871 with any other questions.

                                        Sincerely,

                                        Tia Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel and
                                        Health Care Services